EXHIBIT 11

Citizens Financial Corporation and Subsidiaries

Computation of Per Share Earnings

(Unaudited)

Three Months Ended March 31	2006	2005

Numerator:
Net Income	$ 319,455	$ 111,003

Denominator:
Weighted average common shares	1,671,522	1,671,628

Earnings Per Share:
Net Income	$ 0.19	$ 0.07